Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Novadaq Technologies Inc. (“Novadaq”)

2585 Skymark Avenue,

Suite 306

Mississauga, Ontario

Canada, L4W 4L5

Item 2	Date of Material Change

March 15, 2013

Item 3	Press Release

The press release with respect to the material change described in this material change report was issued by Novadaq through CNW Group on March 15, 2013 (attached as Schedule “A”).

Item 4	Summary of Material Change

Novadaq announced, on March 15, 2013, that it has terminated Marketing and Sales Distribution Alliance Agreements (“Distribution Agreements”) with KCI USA Inc. and KCI Medical Resources Limited (“KCI”). Novadaq also amended and restated Distribution Agreements with LifeCell Corporation and LifeCell Medical Resources Limited (“LifeCell”), subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications. The Distribution Agreements had granted KCI exclusive rights to market and distribute the SPY Imaging System, which includes the LUNA Imaging System for use in surgical and wound care procedures.

Item 5	Full Description of Material Change

On November 29, 2011, Novadaq entered into two seven-year agreements with KCI for exclusive rights to market and distribute the SPY Imaging System in the fields of surgical and wound care procedures in North America, Europe and other select markets. Under the agreement, KCI was to provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY Imaging System.

Under terms of the Termination Agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither company is required to compensate the other in connection with the termination, however the Termination Fee obligation under the Distribution Agreements with LifeCell will remain intact.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Arun Menawat, PhD, MBA

President & CEO

Novadaq Technologies Inc.

(905) 629-3822 x202

amenawat@novadaq.com

Item 9	Date of Report

March 15, 2013

SCHEDULE A

For Immediate Release

Novadaq Announces Termination of Agreements with KCI

Toronto, Ontario — March 15, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and wound care procedures, today announced that Novadaq and Kinetic Concepts Inc. (“KCI”) have terminated agreements that were signed in November 2011 related to the development, sales and marketing of the LUNA™ fluorescence imaging system which is used in wound care clinics. The termination is considered amicable—primarily relating to changing priorities—and neither company is required to compensate the other as a result of the change. All agreements with LifeCell, including those signed in November 2011 related to vascular surgery applications of SPY Elite®, remain active.

LUNA is Novadaq’s implementation of its core SPY imaging technology, productized primarily for use by wound care centers for diagnostic imaging. LUNA is used to assess vascular flow and perfusion in patients with non-healing wounds caused by vascular deficiencies.

“Termination of the agreements enables Novadaq to accelerate the launch of LUNA in diagnostic wound care imaging applications,” commented Dr. Arun Menawat, President and CEO of Novadaq. “We have already tested commercial first generation LUNA systems in wound care clinics in the United States. These centers have reported that the use of LUNA provides therapeutic benefits to the patient and economic benefits to the clinic.”

Dr. Menawat continued, “Novadaq has proven that we can successfully develop new applications for our core SPY imaging technology and that we can commercially launch products designed specifically for those applications, as we did with plastic reconstructive surgery before partnering that application. The process of commercializing LUNA begins at the upcoming Diabetic Foot Global Conference in Los Angeles, where on March 23rd Novadaq will participate in a LUNA workshop for wound care specialists.”

Commenting on the medical value of visually assessing blood flow and tissue perfusion in patients susceptible to, or presenting with wounds, Dr. David Armstrong, DPM, MD, PhD, and Director of the Southern Arizona Limb Salvage Alliance, stated, “Adequate blood flow and tissue perfusion are critical to the healing of wounds in patients suffering from peripheral vascular diseases. Consequently, it is important to be able to adequately assess baseline perfusion at the onset of the wound and to perform serial assessments during the selection, implementation and monitoring of optimal wound treatment strategies. LUNA is the only technology currently available that clearly and reliably visually maps areas of adequate versus poor perfusion, and as a result, with LUNA, practitioners will be able to implement more effective wound treatment strategies which will positively enhance wound healing.”

More than 10 million people in the United States suffer from peripheral arterial disease (PAD), and of these, approximately 10% have critical limb ischemia (CLI), which is the most severe form. Due to diabetes, advanced age, or poor nutrition status, CLI is associated with reduced blood flow to the extremities and can lead to formation of chronic ulcers, amputation and death. It is estimated that the disease accounts for approximately 2 million outpatient visits each year in the United States.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 60 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT® combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Novadaq Investor and Media Relations Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com